# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Global Holdings, Inc., CIK 0001839530
CUSIP: 98400V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6641 N. Belt Line Road, Suite 100, Irving, Texas (TX), 75063
Date of event which requires filing of this statement: 07/29/2025
Filed by CIK 0001774621
Persons authorized to receive notices and communications: Andrew Schinder, 11 West 42nd Street, 9th Floor, New York, New York (NY), 10036, (212) 878-3520

## Reporting persons
- Avenue RP Opportunities Fund, L.P. (CIK 0001774621): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,564,883 (5.59% of the class)
  Comment: (1) Aggregate amount owned includes 6,564,883 shares of common stock held directly by the Reporting Person.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Dislocation Opportunities Fund, L.P. (CIK 0001831054): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,082,116 (3.47% of the class)
  Comment: (1) Aggregate amount owned includes 4,082,116 shares of common stock held directly by the Reporting Person.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Opportunities Master Fund LP (CIK 0001820096): type of reporting person: partnership (PN); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,460,908 (1.24% of the class)
  Comment: (1) Aggregate amount owned includes 1,460,908 shares of common stock held directly by the Reporting Person.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- Avenue Europe International Management, L.P. (CIK 0001404730): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,564,883; shared voting power 0; sole dispositive power 6,564,883; shared dispositive power 0; aggregate amount beneficially owned 6,564,883 (5.59% of the class)
  Comment: (1) Avenue Europe International Management, L.P. is a registered investment adviser and is the manager ("Europe International Manager") of Avenue RP Opportunities Fund, L.P. ("RP Opportunities Fund"). The general partner of RP Opportunities Fund has delegated all management authority to Europe International Manager and therefore, Europe International Manager has sole voting and dispositive power over all securities of Issuer held by RP Opportunities Fund, but disclaims beneifical ownership thereof except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- Avenue Capital Management II, L.P. (CIK 0001317338): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,543,024; shared voting power 0; sole dispositive power 5,543,024; shared dispositive power 0; aggregate amount beneficially owned 5,543,024 (4.72% of the class)
  Comment: (1) Avenue Capital Management II, L.P. is a registered investment adviser and is the manager ("Capital Management II") of Avenue Global Dislocation Opportunities Fund, L.P. ("Global Dislocation Fund") and Avenue Global Opportunities Master Fund, LP ("Global Opportunities Fund", and with RP Opportunities Fund, Global Dislocation Fund, the "Funds"). The general partner of each of Global Dislocation Fund and Global Opportunities Fund has delegated all management authority to Capital Management II and therefore, Capital Management II has sole voting and dispositive power over all securities of Issuer held by Global Dislocation Fund and Global Opportunities Fund, but disclaims beneifical ownership thereof except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- Avenue RP Opportunities Fund GenPar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,564,883 (5.59% of the class)
  Comment: (1) Avenue RP Opportunities Fund GenPar, LLC ("RP Opportunities GP") is the general partner of RP Opportunities Fund. RP Opportunities has delegated voting and dispositive power over securities held by RP Opportunities Fund to Europe International Manager and disclaims beneficial ownership of securities held by RP Opportunities Fund, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Dislocation Opportunities GenPar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,082,116 (3.47% of the class)
  Comment: (1) Avenue Global Dislocation Opportunities GenPar, LLC ("Dislocation Opportunities GP") is the general partner of Global Dislocation Fund. Dislocation Opportunities GP has delegated voting and dispositive power over securities held by RP Opportunities Fund to Capital Management II and disclaims beneficial ownership of securities held by Global Dislocation Fund, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Opportunities GenPar Holdings Ltd: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,460,908 (1.24% of the class)
  Comment: (1) Avenue Global Opportunities GenPar Holdings Ltd ("Global Opportunities GP") is the general partner of Global Opportunities Fund. Global Opportunities GP has delegated voting and dispositive power over securities held by Global Opportunities Fund to Capital Management II and disclaims beneficial ownership of securities held by Global Opportunities Fund, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- GL RP Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,564,883 (5.59% of the class)
  Comment: (1) GL RP Partners, LLC ("RP Partners") is the managing member of RP Opportunities GP. RP Partners has no voting or dispositive power over securities held by RP Opportunities Fund and disclaims beneficial ownership of securities held by RP Opportunities Fund, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- GL Global Dislocation Opportunities Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,082,116 (3.47% of the class)
  Comment: (1) GL Global Dislocation Opportunities Partners, LLC ("Dislocation Opportunities Partners") is the managing member of Dislocation Opportunities GP. Dislocation Opportunities Partners has no voting or dispositive power over securities held by Global Dislocation Fund and disclaims beneficial ownership of securities held by Global Dislocation Fund, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Opportunities GenPar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,460,908 (1.24% of the class)
  Comment: (1) Avenue Global Opportunities GenPar, LLC ("Opportunities GenPar") is the sole shareholder of Global Opportunities GP. Opportunities GenPar has no voting or dispositive power over securities held by Global Opportunities Fund and disclaims beneficial ownership of securities held by Global Opportunities Fund, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.
- Marc Lasry (CIK 0001259927): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 12,107,907 (10.3% of the class)
  Comment: (1) Marc Lasry is the beneficial owner of RP Partners, Dislocation Opportunities Partners, and Global Opportunities GP. Mr. Lasry disclaims beneficial ownership of securities held by the Funds, except to the extent of its pecuniary interest, if any, therein.
  (2) Percent of class is based on 117,516,255 shares of Issuer's common stock outstanding as of August 4, 2025, based on information provided by the Issuer to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: XBP Global Holdings, Inc.
Address of issuer's principal executive offices: 6641 N. Belt Line Road, Suite 100, Irving, Texas (TX), 75063
Comment: This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of XBP Global Holdings, Inc., (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Avenue RP Opportunities Fund, L.P., a Cayman Islands exempted limited partnership; Avenue Global Dislocation Opportunities Fund, L.P., a Cayman Islands exempted limited partnership; Avenue Global Opportunities Master Fund LP, a United Arab Emirates limited partnership; Avenue Europe International Management, L.P., a Delaware limited partnership; Avenue Capital Management II, L.P., a Delaware limited partnership; Avenue RP Opportunities Fund GenPar, LLC, a Delaware limited liability company; Avenue Global Dislocation Opportunities GenPar, LLC, a Delaware limited liability company; Avenue Global Opportunities GenPar Holdings Ltd, a United Arab Emirates limited liability company; GL RP Partners, LLC, a Delware limited liability company; GL Global Dislocation Opportunities Partners, LLC, a Delaware limited liability company; and Marc Lasry, an individual and citizen of the United States, who are collectively referred to herein as "Reporting Persons".
Residence or business address: The address of each Reporting Person is Avenue Capital Group, 11 West 42nd Street, 9th Floor, New York, New York 10036.
Present principal occupation or employment: Each of Avenue RP Opportunities Fund, L.P. ("RP Opportunities Fund"), Avenue Global Dislocation Opportunities Fund, L.P. ("Global Dislocation Fund") and Avenue Global Opportunities Master Fund LP ("Global Opportunities Fund") are investment funds. Avenue Europe International Management, L.P., is a registered investment adviser and the manager of Fund ("Europe International Manager"). Avenue Capital Management II, L.P. is a registered investment adviser and is the manager of each of RP Opportunities Fund and Global Dislocation Fund ("Capital Management II"). Avenue RP Opportunities Fund GenPar, LLC ("RP Opportunities GP") is the general partner of RP Opportunities Fund. Avenue Global Dislocation Opportunities GenPar, LLC ("Dislocation Opportunities GP") is the general partner of Global Dislocation Fund. Avenue Global Opportunities GenPar Holdings Ltd ("Global Opportunities GP") is the general partner of Global Opportunities Fund. GL RP Partners, LLC ("RP Partners") is the managing member of RP Opportunities GP. GL Global Dislocation Opportunities Partners, LLC ("Dislocation Opportunities Partners") is the managing member of Dislocation Opportunities GP. Avenue Global Opportunities GenPar, LLC ("Opportunities GenPar") is the sole shareholder of Global Opportunities GP. Marc Lasry is the managing member of RP Partners, Dislocation Opportunities Partners and Opportunities GenPar, and a founder of Avenue Capital Group, a global investment firm.
Criminal convictions in the last five years: During the last five years, no Reporting Peron has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Within the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information included in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Restructuring

On March 3, 2025, Exela Technologies BPA, LLC and certain of its subsidiaries and affiliates (collectively, the "Debtors") commenced voluntary cases under Chapter 11 of Title 11 of the United States Code 101-1532 (the "Chapter 11 Cases") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). On June 23, 2025, the Bankruptcy Court entered an order confirming the Debtors Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (as amended, the "Plan"). On July 3, 2025, the Issuer entered into a Transaction Support Agreement (the "Transaction Support Agreement") with Excela Technologies BPA, LLC, pursuant to which the Issuer agreed to support the Plan and to take actions necessary to facilitate the restructuring transactions contemplated therein. On July 29, 2025 (the "Effective Date"), the Plan became effective.

As of the Effective Date, the Reporting Persons held an aggregate of $120,923,191 principal amount of 11.5% first-priority senior secured notes due April 15, 2026 (the "April 2026 Notes") issued by Exela Intermediate, LLC and Exela Finance, Inc. On the Effective Date, the April 2026 Notes were exchanged for 10,461,180 shares of Common Stock pursuant to the terms of the Plan.

Prior to the Effective Date, to facilitate the consummation of the Plan, certain of the Reporting Persons funded a portion of an aggregate principal amount of $80 million (the "New Money Loans") under the Debtors' senior secured super-priority priming debtor-in-possession credit facility (the "DIP Facility"). Pursuant to the Plan, on the Effective Date the Reporting Persons received 12.000% First-Priority Senior Secured Notes due 2030 (the "Rollover Exit Notes") issued pursuant to an indenture entered into by and among Exela Technologies BPA, LLC, Exela Finance Inc., the guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee, and Ankura Trust Company, LLC, as collateral agent, in exchange for their claims under the DIP Facility. The Reporting Persons received an aggregate of $47,621,506 principal amount of Rollover Exit Notes.

Additionally, in connection with the New Money Loans, the Reporting Persons provided a backstop commitment related thereto, and were granted a backstop fee paid in shares of 1,448,038 shares of Common Stock, which the Reporting Persons received on the Effective Date.

Further, on the Effective Date, certain of the Reporting Persons funded an aggregate of $1 million under Exela Technologies BPA, LLC's exit financing agreement, a super senior secured loan agreement in the amount of $46 million, represented by $40 million of new loans and $6 million of take-back loans provided to certain other lenders under the DIP Facility.

Pursuant to the Plan, an ad hoc group of holders of the April 2026 Notes (the "Consenting Creditors"), which included the Reporting Persons, was granted a one-time right to designate four nominees for appointment to the board of directors of the Issuer upon consummation of the plan on behalf of all the recipients of common stock under the Plan, with a lead independent director selected from the independent directors by a majority vote of the directors. In connection with the foregoing appointmentss, two members of the Issuer's board of directors, Messrs. Akins and Clark, resigned effective on the Effective Date. The four directors appointed by the Consenting Creditors were Regina Paolillo, Robert D. Pryor, Sanjay Srivastava and Randal T. Klein. Mr. Klein is a Senior Portfolio Manager - Global Funds at Avenue Capital Management II, L.P.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") granting registration rights to the certain shareholders, including the Reporting Persons, in respect of the Common Stock received under the Plan. The Registration Rights Agreement grants rights to the Reporting Persons to register the Common Stock received under the Plan, including through shelf registrations on Form S-3 or Form S-1, which the Issuer must file and maintain effective to allow resale of the shares of Common Stock on a delayed or continuous basis. The Reporting Persons may request demand registrations for their shares, provided the offering meets certain financial thresholds, and will be entitled to participate in piggyback takedowns when the Issuer registers its own securities or those of other shareholders. The Registration Rights Agreement includes provisions for underwritten transactions, lock-up periods restricting sales before and after offerings, and the Issuer's undertakings to facilitate registrations, cover registration expenses, and provide indemnification and contribution for liabilities arising from registration statements. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 99.2 to this Schedule 13D, and is incorporated by reference herein.

The Reporting Persons acquired the securities reported herein for investment purposes. In his role as a director of the Issuer, Mr. Klein will engage, and the Reporting Persons may engage, in discussions, including, without limitation, with management of the Issuer, its board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy or control and future plans of the Issuer. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by them pursuant to conversion of debt or in privately negotiated transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no additional plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: The information included in Item 4 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, other than as disclosed in this Schedule 13D, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as reported herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of its knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Pursuant to Rule 13d-1(k) promulagted under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is attached as Exhibit 99.1 to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement, by and among the Reporting Persons.
Exhibit 99.2: Registration Rights Agreement, by and among the Reporting Persons and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 4, 2025).
Exhibit 99.3: Power of Attorney for Marc Lasry, dated January 28, 2019 (incorporated by reference to Exhibit 99.1 of Schedule 13G, filed by Mr. Lasry and certain other reporting persons on October 3, 2024).

## Signatures
- Avenue RP Opportunities Fund, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, GL RP Partners, LLC, Managing Member, Avenue RP Opportunities Fund GenPar, LLC, General Partner (08/05/2025)
- Avenue Global Dislocation Opportunities Fund, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, Dislocation Opportunities Partners, Managing Member, Dislocations Opportunities GP, General Partner (08/05/2025)
- Avenue Global Opportunities Master Fund LP: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, Avenue Global Opportunities GenPar Holdings Ltd, General Partner (08/05/2025)
- Avenue Europe International Management, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, Avenue Europe International Management GenPar, LLC, General Partner (08/05/2025)
- Avenue Capital Management II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, Avenue Capital Management II GenPar, LLC, General Partner (08/05/2025)
- Avenue RP Opportunities Fund GenPar, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, GL RP Partners LLC, Managing Member (08/05/2025)
- Avenue Global Dislocation Opportunities GenPar, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, GL Global Dislocation Opportunities Partners, LLC, Managing Member (08/05/2025)
- Avenue Global Opportunities GenPar Holdings Ltd: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (08/05/2025)
- GL RP Partners, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (08/05/2025)
- GL Global Dislocation Opportunities Partners, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (08/05/2025)
- Avenue Global Opportunities GenPar, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (08/05/2025)
- Marc Lasry: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry (08/05/2025)
Comment: Andrew Schinder is signing on behalf of Mr. Lasry pursuant to a power of attorney dated January 28, 2019, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Lasry and certain other reporting persons on October 3, 2024.